Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

            Attention Business/Financial Editors:
            ACE Aviation Holdings Inc. Announces Adjustment To Conversion Rate Of
            4.25% Convertible Senior Notes Due 2035 In Connection With Its Previously
            Announced Special Distribution To Its Shareholders

            MONTREAL, Jan. 29 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced today that, in connection with its previously announced special distribution of units of Aeroplan Income Fund to its shareholders as of a record date of January 10, 2007, the conversion rate of the 4.25% Convertible
Senior Notes Due 2035 (convertible notes) of ACE is being adjusted from
22.2838 to 27.6987 Class A variable voting shares or Class B voting shares per
$1,000 principal amount of convertible notes. The adjustment will be effective on January 29, 2007 and has been determined in accordance with the terms of the indenture dated as of April 6, 2005 governing the convertible notes.
            In accordance with the indenture, the adjusted conversion rate is based on an adjustment factor, the numerator of which is the sum of (A) $33.38, the
10 day average of the weighted average closing price of the Class A variable voting shares and Class B voting shares on the Toronto Stock Exchange commencing on and including January 15, 2007 to and including January 26, 2007
(the adjustment period), and (B) $18.34, the average closing price of the
Aeroplan units over the adjustment period multiplied by 0.4422410580, the number of Aeroplan units distributed per Class A variable voting share, Class
B voting share and preferred share (on an as-converted basis) of ACE under the special distribution, and the denominator of which is $33.38, the 10 day average of the weighted average closing price of the Class A variable voting shares and Class B voting shares over the adjustment period.
            %SEDAR: 00020954EF          %CIK: 0001295721

            /For further information: Isabelle Arthur (Montreal), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741/
            (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 07:00e 29-JAN-07